Select Futures Fund

January 1997
Monthly Report

This Monthly Report supplements
the Select Futures Fund's Prospectus
dated October 17, 1996.

February 28, 1997


Dean Witter Select Futures Fund
Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for the Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

         Year                             Return
         1991 (5 months)                    31.2%
         1992                              -14.4%
         1993                               41.6%
         1994                               -5.1%
         1995                               23.6%
         1996                                5.3%
         1997                                3.9%

Inception-to-Date Return:                  104.0%
Annualized Return:                          13.8%

Dean Witter
Two World Trade Center
62nd Floor
New York, NY  10048
Telephone (212) 392-8899

Dean Witter Select Futures Fund
Monthly Report
January 1997

Dear Limited Partner:

The Net Asset Value per Unit for the Dean Witter Select Futures Fund as of January 31, 1997, was $2,039.51, up 3.93% for the month.

The Fund recorded gains during the month due primarily to foreign exchange trading. In the currency markets, a weakening in the value of most major world currencies versus the U.S dollar resulted in profits for short positions in the Swiss franc and Japanese yen. Additional currency gains were recorded from short German mark, Australian dollar and French franc positions as the value of these currencies also declined versus the U.S. dollar. In metals, gains were recorded from short gold futures positions as prices declined to their lowest levels in over three years. Smaller gains in metals were recorded from long zinc futures positions as prices moved higher late in the month. In soft commodities, long coffee futures profited as prices trended higher during the month. In financial futures trading, gains were recorded in global stock index futures trading as short
Nikkei Index futures positions profited from a decline in Japanese stock prices. Smaller gains were recorded from long positions in European stock index futures as prices in these markets moved higher.

The Fund's overall gains were partially offset by losses recorded in agricultural futures from short corn and soybean futures positions as prices in these markets moved higher. Smaller losses were recorded in the energy markets from previously established long crude oil and unleaded gas futures positions as prices moved lower.
Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd floor, New York, NY 10048 or your Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

                 Sincerely,


                 Mark J. Hawley
                 President
                 Demeter Management Corporation
                 General Partner

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
Dean Witter Select Futures Fund L.P.
Statement of Operations
For the Month Ended January 31, 1997
(Unaudited)
                                                                   Percent of December 31, 1996
                                                  Amount           Net Asset Value
                                                  $                %
REVENUES
Trading Profit (Loss)
      Realized                                    1,006,022            .61
      Net change in unrealized                    6,657,500           4.07

      Total Trading Results                       7,663,522           4.68
Interest income                                     576,599            .35
      Total Revenues                              8,240,121           5.03

Expenses
Brokerage commissions                               750,056            .46
Incentive Fee                                       512,891            .31
Management fee                                      427,914            .26
Transaction fees and costs                          102,368            .06
Administrative expenses                               9,000            .01
      Total Expenses                              1,802,229           1.10

NET income                                        6,437,892           3.93

Statement of Changes in Net Asset Value
For the Month Ended January 31, 1997
(Unaudited)
                                                                   Percent of December 31, 1996
                                                  Amount           Per Unit         Net Asset Value
                                                  $                $                %
Net Asset Value,                                 163,786,285       1,962.38         100.00
December 31, 1996
(83,463.277 Units)

Net Income                                         6,437,892          77.13           3.93

Subscriptions                                      4,228,388       2,039.51           2.58
(2,073.237 Units)

Redemptions                                      (2,210,066)       2,039.51         (1.35)
(1,083.627 Units)

Net Asset Value,                                 172,242,499       2,039.51         105.16
January 31, 1997
(84,452.887 Units)

The accompanying notes are an integral part of these financial statements.

Dean Witter Select Futures Fund L.P.
Notes to Financial Statements
(Unaudited)
1. Summary of Significant Accounting Policies

Organization - Dean Witter Select Futures Fund L.P. (the "Partnership") is a limited partnership organized to engage in the speculative trading of commodity futures contracts, commodity options contracts and forward contracts on foreign currencies. The general partner for the Partnership is Demeter Management Corporation ("Demeter"). The commodity broker is Dean Witter Reynolds Inc. ("DWR"). Both DWR and the General Partner are wholly-owned subsidiaries of Dean Witter, Discover & Co. ("DWD"). Demeter has retained EMC Capital Management, Inc. ("EMC"), Rabar Market Research, Inc. ("Rabar") and Sunrise Commodities ("Sunrise") as the trading advisors of the Partnership.

Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts, commodity options and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays the Partnership interest income based upon 80% of the average daily Net Assets for the month at a rate equal to the average yield on 13-week U.S. Treasury Bills issued during such month. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage Commissions and Related Transaction Fees and Costs - The Partnership accrues brokerage commissions based on the maximum total brokerage commissions and transaction fees chargeable to the Partnership capped at .65% per month of adjusted Net Assets as defined in the Limited Partnership Agreement.

Operating Expenses - The Partnership bears all operating expenses related to its trading activities, to a maximum of 1/4 of 1% annually of the Partnership's average month end Net Assets.

Dean Witter Select Futures Fund L.P.
Notes to Financial Statements -
(Continued)
These include filing fees, clerical, administrative, auditing, accounting, mailing, printing, and other incidental operating expenses as permitted by the Limited Partnership Agreement. In addition, the Partnership incurs a monthly management fee and may incur an incentive fee. Demeter bears all other operating expenses.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the last day of any month that is at least six months after the closing at which a client first became a limited partner, upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the twenty fourth full months following the closing at which such person first becomes a limited partner, may be assessed a redemption charge equal to 1% respectively, of the Net Asset Value per Unit on the date of such redemption. Limited Partners who obtained their units via an exchange from another DWR sponsored commodity pool will not be subject to the six month holding period of the redemption charges.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of the Partnership's revenues and expenses for income tax purposes.

Dissolution of the Partnership - The Partnership will terminate on December 31, 2025 or at the earliest date if certain conditions set forth in the Limited Partnership Agreement occur.

2. Related Party Transactions
The Partnership's cash is on deposit with DWR in commodity trading accounts to meet margin requirements as needed.  DWR pays interest on
these funds as described in Note 1.   Under its Customer Agreement with
DWR, the Partnership pays DWR brokerage commissions as described in Note 1.

3. Trading Manager
Compensation to EMC, Rabar and Sunrise consists of a management fee and an incentive fee as follows:

Management Fee - The Partnership pays a monthly management fee equal to 1/4 of 1% per month of the Partnership's adjusted Net Assets, as defined, as of the last day of each month.

Dean Witter Select Futures Fund L.P.
Notes to Financial Statements -
(Concluded)

Incentive Fee - The Partnership will pay a quarterly incentive fee to each trading advisor equal to 17.5% of the trading advisor's "Trading Profits," as defined in the Limited Partnership Agreement, experienced by the Net Assets allocated to such trading advisor as of the end of each calendar quarter. If a trading advisor has experienced "Trading Losses" with respect to its allocated Net Assets at the time of the supplemental closing, the trading advisor must earn back such losses plus a pro rata amount related to the funds allocated to the trading advisor at the supplemental closing before the trading advisor is eligible for an incentive fee. Such incentive fee is accrued in each month in which "Trading Profits" occurs. In those months in which "Trading Profits" is negative, previous accruals, if any, during the incentive period will be reduced. In those instances in which a Limited Partner redeems an investment, the incentive fee (if earned through a redemption date) is to be paid to such advisor on those redemptions in the month of such redemptions.

4. Legal Matters
On September 6, 10, and 20, 1996, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include
DWR, Demeter, Dean Witter Futures and Currency Management Inc., DWD (all such parties referred to hereafter as the "Dean Witter Parties"), the Partnership, certain other limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors to those pools. Also, on September 18 and 20, 1996 similar purported class actions were filed in the Supreme Court of the State of New York, New York County, against the Dean Witter Parties and certain trading advisors on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools. The complaints seek unspecified amount of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they and the Partnership have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties or the Partnership.

DEAN WITTER REYNOLDS INC.
Two World Trade Center
62nd Floor
New York, NY  10048